TATA

082-03733

09046108

29th April 2009
BJ/SH-L2/ 224

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

A meeting of the Board of Directors of the Company will be held on Thursday, 28th May, 2009 to consider *inter alia* the final accounts and recommendation of dividend (if any) for the year ended 31st March 2009.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 5/18